

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

L. Allison Dukes
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, GA 30309

> **Re: Invesco Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-13908**

Dear L. Allison Dukes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Schedule of Non-GAAP Information
Reconciliation of Net income attributable to Invesco to Adjusted net income attributable to Invesco, page 49

1. In your reconciliation to adjusted net income, we note that each of the adjustments are presented "net of tax." In future filings, please revise your presentation and disclosure to comply with Question 102.11 of the Division's Compliance & Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures.

Debt, page 55

2. We note that EBITDA is defined on page i as earnings before income tax, depreciation and amortization. However, it appears your reconciliation and adjustments, on page 56, to arrive at EBITDA include more items, such as interest, share-based compensation

expense, unrealized (gains)/losses and acquisition-related matter recoveries. Please revise your disclosure on page i to include a more complete and accurate definition. In addition, as the measure "EBITDA" includes adjustments for items other than interest, taxes, depreciation and amortization, revise the caption to more appropriately describe the measure (e.g., Adjusted EBITDA).

Critical Accounting Policies and Estimates
Goodwill, page 57

3.   In future filings, please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, revise your disclosure to provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:
   - Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.
   - Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.
   - Disclose quantitative details about the specific critical assumptions used in your fair value determination and how much each estimate and/or assumption has changed over a relevant period.
   - Disclose a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.
   - Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
   - Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance